Exhibit 99.1

Perion Announces Strategic Partnership with a360media to Boost Retail
Media Technology for Premium Publishers such as
Us Weekly, InTouch, and Life & Style

Perion’s Retail Media technology empowers premium publishers to unlock new retail &
commerce advertising budgets

New York & Tel Aviv – December 3, 2024 – Perion Network Ltd. (NASDAQ & TASE: PERI), a technology leader in connecting advertisers to consumers across all major digital channels, today announced the launch of its publisher-focused retail media offering, already adopted by a360media, a multi-platform media company that operates top brands such as Us Weekly, Life&Style, inTouch and many others. This solution enables premium publishers to capitalize on retail media budgets, leveraging Perion's retail media technology capabilities.

Perion’s retail media solutions are helping retailers and brands deliver highly targeted online and in-store campaigns. The company’s technology enables precisely timed, omnichannel advertising that reaches custom audiences across Connected TV (CTV), digital-out-of-home (DOOH), mobile, desktop, and audio channels. This comprehensive approach engages consumers throughout their shopping journey, from initial awareness to store purchases.

Global retail media ad spending is expected to reach $137.3 billion in 2024 and grow by 20.6% to over $165 billion in 2025, according to eMarketer1. While retailers have capitalized on this trend, publishers have been challenged to benefit from it, despite the opportunities to offer advertisers broader reach and deeper audience engagement.

Perion’s publisher-focused offering allows premium publishers to seamlessly integrate the company’s retail media capabilities into their existing ad solutions. Publishers with strong advertiser relationships can now offer packages that combine traditional advertising with advanced retail media campaigns. Perion’s advanced AI-driven DCO technology enables dynamic, product-specific ads to be served near store locations, with real-time pricing updates and performance attribution for optimized campaigns.

1 eMarketer, March 2024

"Our new offering enables publishers to fully unlock the potential of retail media by leveraging their existing relationships with advertisers through our advanced Retail Media solutions," said Tal Jacobson, Perion’s CEO. "Publishers can now deliver optimized retail media campaigns that utilize the same dynamic and advanced capabilities as Perion’s top retailers, while advertisers benefit from localized, personalized ads that engage consumers at the optimal moment alongside premium inventory."

"The ability to integrate Perion's advanced retail media capabilities into our existing advertising portfolio is a game-changer," said Andy Wilson, Chief Digital Officer at a360media/Us Weekly. "This partnership allows us to offer our advertisers dynamic campaigns that reach their audiences at the right time, with the right message, driving engagement and conversions."

About Perion Network Ltd.
Perion connects advertisers with consumers through technology across all major digital channels. Our cross-channel creative and technological strategies enable brands to maintain a powerful presence across the entire consumer journey, online and offline. Perion is dedicated to building an advertiser-centric universe, providing significant benefits to both brands and publishers.

For more information, visit Perion's website at www.perion.com.

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Forward Looking Statements

This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion. The words “will,” “believe,” “expect,” “intend,” “plan,” “should,” “estimate” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, but not limited to, the current war between Israel and Hamas and any worsening of the situation in Israel (such as further mobilizations), the failure to realize the anticipated benefits of companies and businesses we acquired and may acquire in the future, risks entailed in integrating the companies and businesses we acquire, including employee retention and customer acceptance; the risk that such transactions will divert management and other resources from the ongoing operations of the business or otherwise disrupt the conduct of those businesses, potential litigation associated with such transactions, and general risks associated with the business of Perion including intense and frequent changes in the markets in which the businesses operate and in general economic and business conditions, loss of key customers, data breaches, cyber-attacks and other similar incidents, unpredictable sales cycles, competitive pressures, market acceptance of new products, changes in applicable laws and regulations as well as industry self-regulation, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. Various other risks and uncertainties may affect Perion and its results of operations, as described in reports filed by Perion with the Securities and Exchange Commission from time to time, including its annual report on Form 20-F for the year ended December 31, 2023 filed with the SEC on April 8, 2024. Perion does not assume any obligation to update these forward-looking statements.

Contact Information:

Perion Network Ltd.
Dudi Musler, VP of Investor Relations
+972 (54) 7876785
dudim@perion.com